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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 29 2013
REGISTRATIONS BRANCH
18

SECURI[...]SION

13014399

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66812

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N.A. Investcorp LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Murphy (917) 332-5719
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

14th Fl. The Tower, Bahrain Commercial Complex, Manama, Kingdom of Bahrain
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/7/13

OATH OR AFFIRMATION

I, Brian Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N. A. Investcorp LLC, as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

Notary Public AUGUST 19, 2013

Salina L. Chan
Notary Public, State of New York
Registration #01CH6078912
Qualified in New York County
Commission Expires ~~August 12, 2006~~ SEPTEMBER 24, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

N.A. Investcorp LLC
June 30, 2013
With Report of Independent Registered Public Accounting Firm



N.A. Investcorp LLC

Statement of Financial Condition

June 30, 2013

Contents

EY
Building a better working world

Ernst & Young
P.O. Box 140
14th Floor, The Tower
Bahrain Commercial Complex
Manama, Kingdom of Bahrain

Tel: +973 1 753 5455
Fax: +973 1 753 5405
manama@bh.ey.com
ey.com/mena

90
Years in MENA

Report of Independent Registered Public Accounting Firm

To the Member of N.A. Investcorp LLC

Report on the statement of financial condition

We have audited the accompanying statement of financial condition of N.A. Investcorp LLC ("the Company") as of June 30, 2013 and the related notes to the statement of financial condition.

Management's responsibility for the statement of financial condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free of material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at June 30, 2013 in conformity with U.S. generally accepted accounting principles.

Ernst & Young

August 20, 2013
Manama, Kingdom of Bahrain

N.A. Investcorp LLC

Statement of Financial Condition

As of June 30, 2013

Assets	
Cash and cash equivalents	$ 6,072,707
Due from an affiliate	12,778,892
Total assets	$ 18,851,599
Liabilities and member's equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 71,312
Total liabilities	71,312
Member's equity	18,780,287
Total liabilities and equity	$ 18,851,599

See notes to statement of financial condition.

N.A. Investcorp LLC

Notes to the Statement of Financial Condition

June 30, 2013

1. Incorporation and Activities

N.A. Investcorp LLC (the "Company"), a limited liability company and wholly owned by Investcorp International Holdings Inc. (the "Parent" or "Member"), was organized under the laws of the State of Delaware on November 23, 2004. The parent of the Company is Investcorp Bank B.S.C., a bank incorporated in the Kingdom of Bahrain, whose ultimate parent is Sipco Holdings Limited, an entity incorporated in the Cayman Islands. The Company became registered as a broker-dealer with the Securities and Exchange Commission ("SEC") on June 24, 2005 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is approved to serve as a placement agent for private placements of single-manager and multi-manager hedge fund products, registered closed-end investment company funds and other types of private placements. Most of the funds offered by the Company are managed and/or administered by affiliates.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that Rule.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is expressed in US Dollars ($) and are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents

The Company considers highly-liquid investments, with original maturities of 90 days or less that are not held for sale in the ordinary course of business, to be cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

The Company utilizes an end-of-day investment sweep account provided by JP Morgan Chase & Co. for its cash balances held at JP Morgan Chase & Co (Credit rating "A"). The purpose is to enhance the interest income of the Company's cash balance while maintaining a liquid and low risk investment profile.

2. Significant Accounting Policies (continued)

Income Taxes

As a limited liability company, the Company is not subject to State or Federal income taxes. Such taxes accrue to the Member and, accordingly, have not been recognized in the statement of financial condition.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results may differ from these estimates.

3. Related Party Transactions

Due from an Affiliate

As of June 30, 2013, the Company has cash deposited at Investcorp Bank B.S.C. ("BSC"), the ultimate parent company amounting to $12,778,892. The cash may be withdrawn on demand.

Capital Distribution

The Company made a capital distribution of $5,000,000 to its Parent during the year pursuant to board resolution dated August 22, 2012.

4. Regulatory Net Capital Requirements

As a registered broker/dealer, the Company is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

At June 30, 2013, the Company had regulatory net capital of $6,001,395 and a regulatory net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.01 to 1 at June 30, 2013.

5. Subsequent Events

The Company has evaluated all subsequent events through the issuance date of the statement of financial condition. Management has determined that there are no material events that would require disclosure in the Company's statement of financial condition.

EY | Assurance | Tax | Transactions | Advisory

About EY

EY is a global leader in assurance, tax, transaction and advisory services. The insights and quality services we deliver help build trust and confidence in the capital markets and in economies the world over. We develop outstanding leaders who team to deliver on our promises to all of our stakeholders. In so doing, we play a critical role in building a better working world for our people, for our clients and for our communities.

EY refers to the global organization, and may refer to one or more, of the member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. For more information about our organization, please visit ey.com.

The MENA practice of EY has been operating in the region since 1923. For over 90 years, we have evolved to meet the legal and commercial developments of the region. Across MENA, we have over 4,200 people united across 18 offices and 13 Arab countries, sharing the same values and an unwavering commitment to quality.

ey.com/mena

